ANNUAL REPORT

Epilog Imaging Systems, Inc.

333 W. San Carlos St., San Jose, CA 95110

www.epilog.com

In this Annual Report the terms "Epilog" or "the Company" refers to Epilog Imaging Systems, Inc.

The Company, having offered and sold Common Stock pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act") is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2025. A copy of this report may be found on the Company's website at https://www.epilog.com/investor-relations.

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this report, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

DESCRIPTION OF BUSINESS

Overview

Epilog is an early stage artificial intelligence ("AI") vision Company developing edge AI devices and cloud software platforms that enable machines to interpret and act on visual data in real world environments. The Company focuses on applications in driver assistance and vision forensics where automated visual analysis can improve safety, efficiency, and operational insight. Epilog's products combine specialized imaging hardware, edge computing, and cloud based software to deliver deployable AI systems capable of processing large volumes of visual data and converting it into actionable information. Through its automotive platform, SideCar and its Aperis vision product line, the Company is working towards building a unified technology architecture designed to support scalable AI vision solutions across multiple industries.

Our mission is to improve safety and efficiency by automating repetitive tasks through advanced vision based AI that converts visual data into actionable insights.

We currently focus on two primary markets: the automotive aftermarket industry and vision forensics. Our automotive product line currently includes one product, SideCar. SideCar is an AI vision driver assistance system designed as a retrofit solution for existing vehicles. SideCar integrates with driver assistance features such as lane keeping and adaptive cruise control to enhance driving safety and comfort. However, river supervision is required and compatibility varies by vehicle.

Our vision forensics product line currently includes two product offerings and is offered through our subsidiary, Aperis AI. These offerings include: (i) Vortex, an AI based vision compression and archiving system designed to significantly extend retention capacity, and (ii) CloseView, a high-resolution AI vision system designed for analyzing large spaces. In addition, Epilog has developed Wellcome, a patented contactless health-screening system that uses multispectral imaging technology. While Wellcome is part of our broader vision forensics technology platform, it is not currently a primary focus of our commercialization efforts.

We believe these markets are experiencing rapid growth driven by advances in AI vision systems, edge computing, and real time video analytics. We believe our integrated hardware and software architecture positions Epilog to capitalize on these trends as demand grows for deployable AI systems capable of operating reliably in real world environments.

Epilog was originally founded as Biotronix Corporation in 2010 as a Delaware holding Company. On July 27, 2015, the Company changed its name to Epilog Imaging Systems, Inc. Our long term goal is to become a leader in AI vision technology by developing scalable, high-performance systems for a broad range of industries. Our core values of innovation, quality, scalability, customer focus, and integrity guide our operations and product development.

Our AI Development

Epilog develops its AI through a vertically integrated "Physical AI" stack that combines proprietary hardware, edge computing, and cloud infrastructure. Built on open-source frameworks, Epilog adds a custom layer of proprietary techniques designed to handle high-resolution and wide-area imagery. Data is captured from devices such as SideCar, Vortex, and CloseView, then processed directly on-device using edge AI to detect events and optimize bandwidth.

Epilog's AI is optimized to minimize file sizes and networking requirements for large image streams while maintaining low computational overhead. It also incorporates persistent scene memory, cataloging events and enables devices to retain contextual awareness over time rather than processing each frame independently. Relevant data is transmitted to centralized systems for indexing and analysis, with continuous improvements deployed back to devices, enabling scalable, real-time vision intelligence across automotive, security, and healthcare environments.

Anticipated Products and Services

Automotive Product Line: SideCar

SideCar is a retrofit AI driver assistance device designed to bring advanced autonomous capabilities to existing vehicles already on the road. The system mounts inside the windshield behind the rearview mirror and integrates with a vehicle's built in lane keeping assist (LKAS) and adaptive cruise control (ACC) systems to help manage steering, acceleration, and braking while the driver supervises the vehicle.

Using a combination of cameras, radar, and artificial intelligence vision processing, SideCar monitors lane markings, surrounding traffic, and road conditions in real time. The system assists with keeping the vehicle centered within its lane, adjusts speed based on traffic flow, and supports highway driving tasks that may help reduce driver fatigue. A driver facing vision system monitors driver alertness and can detect distraction or fatigue, prompting the driver if attention declines.

SideCar development has progressed from early prototypes and testing to beta deployments beginning in 2023 and continued refinement through 2024 and 2025. Initial market availability and direct to consumer sales began in 2026, with installations taking place in operational vehicles and compatibility expanding across additional vehicle models. As of May 6, 2026, 19 units have been installed. The platform continues to evolve through ongoing software updates designed to improve perception, driving behavior, and system performance.

Vision Forensics Product Line: Vortex

Vortex is an artificial intelligence powered video compression and analytics device designed to enable long term local and cloud based data archiving. The system provides operational insights through object detection and event recognition while significantly extending the storage capacity of vision systems.

Initially introduced in early 2025 and currently undergoing field testing, Vortex is designed to support customers with limited network bandwidth by shifting more processing and bandwidth management to the edge, thereby reducing reliance on cloud infrastructure. A customer portal enabling direct device purchases at retail pricing and enrollment in cloud subscription services is currently under development. The Company is working toward launching the updated Vortex platform in the second half of 2026.

Vortex targets the approximately $8 billion video cloud storage market (based on publicly available industry estimates). Elements of the Vortex architecture have already been incorporated into the Company's Wellcome and CloseView products, which utilize internal vision processing capabilities rather than relying solely on external networked sensors.

Vision Forensics Product Line: CloseView

CloseView is a high resolution AI vision system designed for analyzing large spaces and complex environments where conventional vision systems may lack sufficient detail or situational awareness. The system combines advanced imaging sensors with AI based visual analysis to detect objects, track movement, and identify events across wide fields of view.

CloseView is intended for use in applications such as infrastructure monitoring, industrial facilities, transportation hubs, and large commercial properties. The system is designed to reduce the number of cameras required to monitor large spaces while enabling advanced video analytics and long term data retention when combined with the Vortex platform.

CloseView is currently in development and demonstration stages, with early systems being prepared for customer evaluation and pilot deployments in Q3 or Q4 of 2026.

US Patents and Trademarks

The Company maintains a portfolio of intellectual property consisting of issued patents and trademarks covering imaging systems, camera assemblies, artificial intelligence technologies, and related software platforms. The Company currently holds 9 issued patents, two registered trademarks, and eight pending trademark applications. Certain patents list the Company's Chief Executive Officer, Michael Mojaver, as the named inventor and have been assigned to the Company.

CATEGORY	TECHNOLOGY/MARK	JURISDICTION	NO.	FILING DATE	ISSUE DATE	EXPIRATION DATE	STATUS
Patent	Super Resolution Binary Imaging and Tracking System	United States	9137433	9/19/2011	9/15/2015	1/3/2034	Issued
Patent	Compound Dome Camera Assembly	United States	9485395	10/19/2011	11/1/2016	8/4/2032	Issued
Patent	Compound Dome Camera Assembly	United States	10148916	10/31/2016	12/4/2018	10/19/2031	Issued
Patent	Super Resolution Binary Imaging and Tracking System	United States	10348963	9/8/2015	7/9/2019	9/19/2032	Issued
Patent	Super Resolution Imaging and Tracking System	United States	10404910	12/19/2014	9/3/2019	7/29/2032	Issued
Patent	Automated Digital Magnifier System With Hand Gesture Controls	United States	10599920	2/1/2017	3/24/2020	7/8/2037	Issued
Patent	Method and Apparatus for Obtaining Enhanced Resolution Images	United States	10924668	8/4/2017	2/16/2021	9/19/2031	Issued
Patent	Method and Apparatus for Obtaining Enhanced Resolution Images	United States	11689811	2/16/2021	6/27/2023	10/20/2031	Issued
Patent	Imaging Method and Device	United States	12328489	4/26/2023	6/10/2025	10/25/2041	Issued

Trademark	SIDECAR	United States	7482543	11/20/2020	8/20/2024	Perpetual	Registered
Trademark	SIDECAR	United States	7766483	6/17/2024	4/22/2025	Perpetual	Registered
Trademark	APERIS	United States	99622077	1/29/2026			Pending
Trademark	APERIS and Design	United States	99622252	1/29/2026			Pending
Trademark	CLOSEVIEW	United States	99622067	1/29/2026			Pending
Trademark	EPILOG	United States	99622058	1/29/2026			Pending
Trademark	SIDECAR	United States	99622044	1/29/2026			Pending
Trademark	SIDECAR Logo	United States	99622087	1/29/2026			Pending
Trademark	VORTEX	United States	99622030	1/29/2026			Pending

Trademark	WELLCOME	United States	99622020	1/29/2026			Pending

Third Party AI and Licensing Agreements

The Company may utilize a variety of third-party software platforms such as those developed by Nvidia, Ubuntu, as well as open-source tools developed by Apache, BSD, and MIT.

Go-to-Market Strategy

Our go-to-market strategies include:

- **SideCar:** D2C sales, partnerships with automotive retailers and installers, and distribution through aftermarket automotive channels. Epilog will support these efforts with digital marketing, social media outreach, and content-driven campaigns.

- **Vortex / CloseView:** Direct sales to end users as well as through a dealer network, initially targeting integrators and infrastructure operators.

- **Wellcome:** Partnerships with healthcare providers and digital health integrators as the product moves toward commercialization.

Future Roadmap

SideCar is in limited market availability, with information publicly available at drivesidecar.com, and we are developing a similar direct sales experience on aperis.ai for Vortex and CloseView. Across all products, our strategy includes both direct-to-consumer (D2C) and direct-to-business (D2B) channels.

In addition, we have built a strong pipeline of potential distributors and dealers who signed up during trade shows throughout 2025. While these relationships have not yet been actively engaged, they represent a valuable expansion channel as we move into broader commercialization and scale distribution efforts.

We expect to begin generating revenue in 2026 with the initial sales of SideCar units. As demand increases, we intend to expand manufacturing capacity. Scaling manufacturing would require ordering materials and components utilizing bulk orders with significant lead times. We would accomplish this by planning production runs targeting approximately 1,000 units across the SideCar and Vortex platforms which, if achieved, would support broader market deployment and expanded distribution channels in 2026. SideCar provides AI based driver assistance capabilities for existing vehicles, while Vortex enables long term video archiving and analytics for surveillance environments.

Our principal challenges include scaling operations to manufacture and deliver products at commercial volumes, providing customer support infrastructure, and addressing operational and technical challenges that may arise as adoption of SideCar, Vortex, and CloseView increases.

Competitors and Industry

The market for advanced driver-assistance and autonomous vehicle technologies is highly competitive and rapidly evolving. The Company competes with automotive manufacturers that offer factory-installed driver-assistance systems, such as Tesla, as well as companies developing autonomous driving platforms, including Waymo. The Company also competes with automotive suppliers that provide vision, and software-based solutions, including large Tier 1 suppliers and technology providers.

Many of these competitors have substantially greater financial, technical, and marketing resources, more established industry relationships, and longer operating histories than the Company, which may place the Company at a competitive disadvantage. Certain competitors focus on integrated systems offered in new vehicles, which may be priced at a premium relative to mass-market vehicles.

By contrast, the Company's SideCar product is being designed as a potential aftermarket solution intended for integration with existing vehicles equipped with electronic steering, braking, and throttle controls. For illustrative purposes only, the Company is evaluating compatibility with widely available mass-market vehicles, such as the Toyota and Honda; however, actual compatibility, pricing, regulatory approval, and commercial viability remain subject to further development and testing.

We believe this represents a significant market opportunity. Management believes billions of existing vehicles may be compatible with SideCar. Assuming a target manufacturer's suggested retail price ("MSRP") of $999, the Company estimates that its total addressable market could be in the multi-billion-dollar range; however, such estimates are subject to numerous assumptions and uncertainties. These figures are management estimates and have not been independently verified.

Vortex targets the approximately $8 billion video cloud storage market (based on publicly available industry estimates). Elements of Vortex functionality have already been integrated into the Company's Wellcome™ and CloseView™ products, which incorporate internal vision processing capabilities rather than relying on separate network devices. Key competitors include Verkada, a private cloud-security platform that has publicly reported raising venture capital exceeding $700 million; Samsara (NYSE: IOT), a large public IoT platform; Axis Communications; Milestone Systems; and Avigilon, which develops enterprise video surveillance and analytics systems.

Customer Base

Epilog's early customer base consists primarily of consumer vehicle owners adopting the SideCar retrofit driver-assistance system, along with business customers adopting Aperis products. We would target these customers through direct to consumer sales, as well as through distributor relationships.

Vortex and CloseView are expected to see broad adoption among businesses and property owners that require long-term video archiving and advanced video analytics.

SideCar targets vehicles equipped with existing driver-assistance features, while Vortex serves businesses that need long-term video storage and bandwidth-efficient surveillance infrastructure.

Governmental/Regulatory Approval and Compliance

The Company operates under U.S. federal, state, and local laws and regulations, which are subject to change.

Property

On January 1, 2022, the Company entered a lease agreement for research and development space located at 155 Dubois Street, Suite D, Santa Cruz, CA 95060. The term of the lease is January 1, 2022 to December 31, 2023 at the rate of $2,697 per month for the period commencing January 1, 2022 and ending December 31, 2022, and at a rate of $2,777 per month for the period commencing January 1, 2023 and ending December 31, 2023.

The Company continued to occupy the 155 Dubois Street space for the year ended December 31, 2025 and paid $2,777 per month for a total of $33,324 in rent for the year ended December 31, 2025.

On December 15, 2025, the Company entered into a 48-month non-cancelable operating lease for approximately 1,200 square feet of second-floor research and development space located at 155 Dubois Street, Suite D, Santa Cruz, California. The lease commences January 1, 2026 and expires December 31, 2029. Fixed monthly base rent is $2,860 for 2026, escalating annually by 3% thereafter.

The Company also leased space in San Francisco, California from a related party who is both an officer and director of the Company on a month to month basis at a rate of $4,500 per month. The leased space is primarily used for office space. Due to the short term nature of the lease, the Company has elected to expense the monthly payments as incurred. The Company paid a total of $54,000 for the year ended December 31, 2025. The Company intends to continue on a month to month basis throughout 2026.

On August 7, 2025, the Company entered into a sublease agreement for approximately 2,400 rentable square feet of office and laboratory space located at 125 San Carlos Street, San Francisco, California. The lease commenced on September 1, 2025 at a fixed monthly rent of $6,500 and has a term of two (2) years, extending into 2027. The space is used for software development and prototyping. Refer to Note 7 — Leases for additional information regarding the operating lease right-of-use asset and lease liability recognized in connection with this lease.

Employees

The Company currently has 4 employees.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the Company's financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

RESULTS OF OPERATIONS

Year Ended December 31, 2025, Compared to Year Ended December 31, 2024

For both the years ended December 31, 2025 and 2024, Epilog did not generate any revenues as it remained focused on business development activities.

The Company has continued its product commercialization activities during 2025, investing significantly in advertising and promotion to support market entry, while maintaining research and development at levels consistent with the prior year.

Total operating expenses were $945,140 for the year ended December 31, 2025, compared to $523,569 for the year ended December 31, 2024, an increase of $421,571 or approximately 81%. The largest driver was approximately $320,000 of higher Marketing and Investor Awareness expense, the substantial majority of which related to investor outreach activities undertaken in connection with the Company's ongoing Regulation Crowdfunding ("Reg CF") offering — including digital media campaigns, and other promotional outreach to prospective investors. As described in Note 2 — Significant Accounting Policies, costs of this nature that cannot be directly attributed to a specific equity offering are expensed as incurred. Other operating expenses increased approximately $106,000, driven primarily by occupancy and professional fees (see Components of Other Operating Expenses below), and general and administrative expense increased approximately $39,000. These increases were partially offset by approximately $28,000 of lower depreciation and amortization and $10,000 of lower payroll and benefits expense.

Components of Other Operating Expenses

	2025	2024	$ Change	% Change
Auto and travel	$ 28,299	$ 18,980	$ 9,319	49.1%
Insurance	11,949	10,280	1,669	16.2%
Occupancy and facility	136,762	99,935	36,827	36.9%
Professional fees	75,529	17,742	57,787	325.7%
Total Other Operating Expenses	$ 252,539	$ 146,937	$ 105,602	71.9%

As a result of the foregoing, the Company generated a net loss of $945,765 for the year ended December 31, 2025 compared to $531,267 for the year ended December 31, 2024.

LIQUIDITY AND FINANCIAL CONDITION

	December 31, 2025		December 31, 2024	
WORKING CAPITAL				
Current assets	$	1,465,360	$	25,454
Current liabilities	$	632,388	$	549,611
Working capital (deficit)	$	832,972	$	(524,157)

	For the year ended			
	December 31, 2025		December 31, 2024	
CASH FLOWS				
Cash flow used by operating activities	$	(940,247)	$	(314,025)
Cash flow used by investing activities		(17,799)		(3,042)
Cash flow provided by financing activities		2,395,202		172,912
Net increase (decrease) in cash during year	$	1,437,156	$	(144,155)

Historically, the Company has financed its operations through the sale of securities to investors. As the Company transitions to delivering products to customers, traditional lines of credit and inventory financing are expected to be secured as needed. The Company maintains a relatively low overhead. Most Company employees continue to receive a significant part of their compensation as equity payments to conserve cash for research & development, product development, and new fundraising activities.

On December 31, 2025, the Company's cash on hand was $1,458,110, with total assets of $2,033,716. Comparatively, for the year ended December 31, 2024, the Company's cash on hand was $20,954, with total assets of $352,584. During the year ended December 31, 2025 the Company had a net increase in cash of $1,437,156, driven primarily by $2,395,202 of net proceeds from financing activities, partially offset by $940,247 of cash used in operating activities and $17,799 used in investing activities.

For the years ended December 31, 2025 and December 31, 2024, the Company had total liabilities of $781,306 and $549,611, respectively. The largest component of Company liabilities is shareholder advances, which were previously used to assist with the costs of operations, and lease liabilities for its Dubois and San Carlos locations. On December 31, 2025 and December 31, 2024, the amount of advances outstanding was $227,525 and $227,525, respectively.

The Company has recorded losses since inception and, as of December 31, 2025, had an accumulated deficit of $5,761,555 compared to an accumulated deficit of $4,815,790 as of December 31, 2024.

The Company plans to continue additional fundraising through crowdfunding offerings, equity issuances, or any other method available to the Company. Absent additional capital, the Company may be forced to significantly reduce expenses and could become insolvent.

Commercialization Status

The Company is currently in an early commercialization phase. SideCar has entered limited market availability, with initial units deployed to support validation, user feedback, and operational scaling. The Company continues to refine product design, installation processes, and distribution channels as it prepares for broader commercial rollout.

Recent Offerings of Securities and Outstanding Debt

During the year ended December 31, 2022, the Company issued 1,090,572 shares of common stock in connection with its Regulation Crowdfunding ("Reg CF") offering. Total gross proceeds attributed to these shares were $898,022, of which $99,589 related to the collection of subscriptions receivable outstanding at the beginning of the year. The Company incurred $132,300 in offering costs associated with this issuance, resulting in net 2022 cash proceeds of $666,133.

For the year ended December 31, 2023, the Company issued a total of 352,672 shares of its common stock in conjunction with its Reg CF securities offering for $397,703, net of issuance costs of $58,795. On December 31, 2023, the Company issued a total of 9,674 shares of its common stock to StartEngine for service provided in administering the Reg CF.

For the year ended December 31, 2024, the Company issued 269,444 shares of its common stock in conjunction with its Reg CF securities offering for $172,912, net of issuance costs of $110,976.

For the year ended December 31, 2025, the Company issued a total of 6,051,745 shares of its common stock in conjunction with its Reg CF securities offering for $2,395,202, net of issuance costs of $334,241.

As of December 31, 2025 and 2024, the Company had outstanding stock subscriptions receivables of $217,885 and $42,347, respectively.

Subsequent to December 31, 2025, the Company issued 2,046,347 shares of its common stock in conjunction with its Reg CF securities offering for gross proceeds of $1,044,913.

Going Concern and Management's Plan

As shown in the accompanying financial statements, the Company has incurred operating losses since inception. As of December 31, 2025, the Company had an accumulated deficit of $5,761,555 and, for the year then ended, incurred a net loss of $945,765 and used $940,247 of cash in operating activities. While the Company had positive working capital of $832,972 at December 31, 2025 following its recent equity financing activities, continuing losses, ongoing cash used in operating activities, and the Company's dependence on external financing to fund operations raise substantial doubt about the Company's ability to continue as a going concern within one year of the date these financial statements are issued. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

At December 31, 2025, the Company had $1,458,110 of cash and cash equivalents. Cash used in operating activities during 2025 averaged approximately $78,000 per month. Subsequent to December 31, 2025, the Company also received an additional $1,044,913 of gross proceeds through the continuation of its Regulation Crowdfunding ("Reg CF") offering (see Note 10 — Subsequent Events). Before consideration of any further capital raised during 2026, revenue generated from commencement of product sales, or additional expenses used towards business development activities, management is optimistic sufficient working capital shall be available to further its objectives.

Management's plan to address the going-concern uncertainty focuses on three priorities for 2026: (i) continued capital formation through exempt offerings of securities and through such other capital sources as may become available; (ii) commencement of commercial product activity, with limited market availability of SideCar having begun in early 2026 (19 units installed through May 6, 2026) and the launch of the updated Vortex platform anticipated in the second half of 2026; and (iii) maintenance of the Company's low-overhead operating model, including the continued use of equity-based compensation in lieu of cash for certain personnel and the deferral of non-essential discretionary spend.

Trend Information

- Market data suggest both young and older consumers have a preference towards driving less or not at all, SideCar directly addresses these preferences.

- Wellcome was designed by the Company as a digital health assistance system in response to COVID-19, declared ended by the US government in September 2022. We expect to see a long-term need for remote health monitoring with the increasing frequency of pandemics in the 21st century.

- CloseView assists with reducing the laborious task of managing people and vehicles in large spaces. The Company believes that the need for more efficiently managing people and vehicles in large spaces is a trend that will continue to grow. With shifting priorities (to SideCar). We expect development on CloseView will be completed in 2026.

- Vortex is an AI powered video system enabling year long archival at reasonable cost, addressing liability and compliance gaps where typical systems retain only 6 to 12 weeks. It integrates with existing IP cameras, over a billion installed worldwide, and offers cloud and local storage and AI analytics, with recurring revenue across commercial, retail, and industrial markets. https://www.marketreportsworld.com/market-reports/cctv-cameras-market-14721988

Specifically, the Company believes the following consumer trends contribute to the successful launch of SideCar, CloseView, and Wellcome:

- Businesses prefer to assign repetitive tasks to machines; this saves labor costs, improves efficiency and consistency.

- Increasing trends of urbanization mean extended commute times and traffic jams; all this favors driver assistance systems (self-driving) in the long term.

- According to kbb.com the estimated average transaction price for a light vehicle in the US was $37,876 in February 2020, an increase of 30% compared to 2010.

- Advanced driving features are increasingly being bundled with electric cars. Not everyone wants an electric car, and most everyone stuck in traffic jams could use driver assistance.

The Company is also paying close attention to the availability of hardware required for production of its products. Globally, demand for AI hardware has risen exponentially. Along with general increases in prices for that hardware, those manufacturers will prioritize larger orders which will increase the time and expense required for the Company to obtain certain components to manufacture its products.

Off Balance Sheet Arrangements

The Company has no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to its stockholders.

Relaxed Ongoing Reporting Requirements

If we become a public reporting Company in the future, we will be required to publicly report on an ongoing basis as an "emerging growth Company" (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an "emerging growth Company", we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not "emerging growth companies", including but not limited to:

- not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;
- taking advantage of extensions of time to comply with certain new or revised financial accounting standards;
- being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

- being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

If we become a public reporting Company in the future, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth Company. We would remain an "emerging growth Company" for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an "emerging growth Company" as of the following December 31.

If we do not become a public reporting Company under the Exchange Act for any reason, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for "emerging growth companies" under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer's fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer's fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not "emerging growth companies", and our stockholders could receive less information than they might expect to receive from more mature public companies.

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

The following table sets out the Company's officers and directors as of the date of this report. All of the officers and directors work with the Company on a full-time basis.

Our board of directors is elected annually by our shareholders. The board of directors elects our executive officers annually. Our directors and executive officers are as follows:

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Full Time/Part Time
Executive Officers				
Michael Mojaver	Co-Founder/ Chairman/CEO/Director /Treasurer	63	June 28, 2010, until Present	Full Time
Lance Mojaver	Co-Founder/CTO/Director	31	June 1, 2015, until Present	Full Time
Marc Munford	Business Development/Secretary	63	Secretary, September 16, 2020, until present	Full Time
Kelly Stopher	CFO	63	October 20, 2025 until Present	Full Time
Board of Directors				
Michael Mojaver	Director	63	January 1, 2015, until Present	
Lance Mojaver	Director	31	June 1, 2015 until Present	
Rony Greenberg	Director	65	September 16, 2020, until present	

Michael Mojaver: Co-Founder, CEO, Treasurer and Director

Michael Mojaver is currently Epilog's Chief Executive Officer. He has served in that position from June 2010 to the present date. Michael's background is in starting, funding and leading technology companies in the United States and internationally. Michael has studied and worked at UC San Diego, Cornell University from 1989-1996, Fermilab and

CERN (Switzerland). Michael's first venture in 1996 was a microchip design Company for vision products. Michael's primary area of interest and continuing research is Neural Networks, AI, AR/VR. Prior to founding Epilog, he was the CEO of GIG from 2008 until 2010. Michael holds a BS in engineering and physics from University of California San Diego, obtained in 1989. Michael serves as Chairman of the Board of Directors for Epilog.

Lance Mojaver: Co-founder, CTO and Director

Lance Mojaver is currently Epilog's Chief Technology Officer. He has served in that position from January 2015 to the present date. Lance is the principal architect and developer for device, client, and server software at Epilog. He has more than six years of experience in real-time video software, creating vision systems from initial hardware design to user-facing product. Lance is passionate about creating cutting-edge vision solutions for robotic and consumer use cases.

Marc Munford: Business development and Director

Marc Munford is Epilog's Consumer OEM Market Channel Development. He has served in that position since 2017. Marc comes to Epilog from an extensive career in Silicon Valley startups. Previously, Marc was co-founder of NetDrive — the first Internet personal storage service (before it was called Cloud) from 1999 to 2000. Marc has built and run sales and business development for early-stage companies such as Visto/Good Technology from 2000 to 2004, Funambol from 2005 to 2012, Germain Software from 2013 to 2014, Treasure Data from 2015 to 2017, and Wollongong/Attachmate from 1995 to 1996. Marc learned to evangelize breakthrough technology when he was a software engineer early in his career working for Steve Jobs at NeXT. Marc's younger days in football also brings Epilog connections to major sports franchise leagues.

Kelly J. Stopher, CPA, CFO

Mr. Stopher has 35 years of experience in accounting and finance. Mr. Stopher is the Managing Partner of Palouse Advisory Partners, LLC, providing Chief Financial Officer ("CFO") services to clients. Mr. Stopher has developed strategies to implement financial management systems, internal control policies and procedures, financial reporting and modeling for numerous small-cap companies. Mr. Stopher was appointed Chief Financial Officer of Epilog Imaging Systems, Inc. effective October 19, 2025. Prior to his appointment, Mr. Stopher provided CFO services to Epilog through Palouse Advisory Partners, LLC beginning in November 2021 to November 2022. Mr. Stopher was appointed Chief Financial Officer of Star Gold Corp. on October 20, 2010 and served through September 9, 2025. Mr. Stopher was previously also CFO for United States Antimony Corporation. Mr. Stopher holds a Bachelor's degree from Washington State University in Business Administration – Accounting. He started his career in public accounting with Langlow Tolles & Company, PS, a regional CPA firm based in Tacoma, WA and has worked in various accounting and finance positions of leadership including startups, reorganizations and mature companies. Mr. Stopher is also a Certified Financial Modeling Valuation Analyst.

Rony Greenberg, Director

Rony Greenberg is currently a member of the board of directors of Epilog. He was appointed in September 2020. From 2011 until present, Rony has been the Vice President of business development at eyeSight Technologies. In addition, Rony was formerly the director of Intel Capital from 2000 to 2001. Rony is a business leader with a consistent track record of delivering dramatically increased revenues, gross margin and profits. He is also experienced at efficiently orchestrating and navigating complex organizations with cross functional teams located worldwide. Rony graduated from Tel Aviv University in 1990.

Family Relationships

Michael Mojaver and Lance Mojaver are family members.

Legal Proceedings

No officer, director, or persons nominated for such positions, promoter, control person or significant employee has been involved in the last ten years in any of the following:

- Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time,

- Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses),

- Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities,

- Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

- Having any government agency, administrative agency, or administrative court impose an administrative finding, order, decree, or sanction against them as a result of their involvement in any type of business, securities, or banking activity.

- Being the subject of a pending administrative proceeding related to their involvement in any type of business, securities, or banking activity.

- Administrative proceedings related to their involvement in any type of business, securities, or banking activity.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SHAREHOLDERS

The following table displays, as of December 31, 2025, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of our capital stock:

Beneficial owner	Title of class	Name and address of beneficial owner(1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class (2)	Percent of voting power
Michael Mojaver	Common Stock	Michael Mojaver	20,000,000	--	50.8%	50.8%
Lance Mojaver	Common Stock	Lance Mojaver	3,445,730	--	8.7%	8.7%
Marc Munford	Common Stock	Marc Munford	246,124		0.6%	0.6%
Rony Greenberg	Common Stock	Rony Greenberg	123,062		0.3%	0.3%

(1)   Unless otherwise noted, all address are C/O Epilog Imaging Systems, Inc., 333 W. San Carlos St., San Jose, CA 95110.

(2)   The column "Percent of Class" includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other people exercised their rights to acquire those securities. The result is a

calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column will not add up to 100%.

RELATED PARTY TRANSACTIONS

Except as described within the section entitled Executive Compensation of this report, the Company had the following transactions with "Related Persons," as that term is defined in item 404 of Regulation SK, which includes, but is not limited to:

- any of our directors or officers;

- any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of Subordinate Shares; or

- any member of the immediate family (including spouse, parents, children, siblings and in- laws) of any of the above persons.

During the year ended December 31, 2020, the Chief Executive Officer, Director and largest shareholder of the Company advanced funds for operations. As of December 31, 2025, and December 31, 2024, the amount of advance outstanding was $227,525 and is recorded under Shareholder advance on the consolidated balance sheets. These advances accrue interest at the minimum federal statutory rate. The accrued interest balance on December 31, 2025, and December 31, 2024, was $108,026 and $105,748, respectively. Interest expense, related party for the years ended December 31, 2025 and 2024, was $2,278 and $2,277, respectively.

The Company leased office and warehouse space from a related party officer of the Company. For the years ended December 31, 2025 and 2024, the Company recognized lease costs of $54,000 and $58,000, respectively, which is included within "Other operating expenses" on the consolidated statements of operations.

Payables to the officers of the Company for liabilities in the course of business, as of December 31, 2025, and December 31, 2024, amounted to $24,757 and $24,757, respectively, and is included in "Due to related parties" on the balance sheets.

OUR SECURITIES

The following description summarizes important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation as amended and its Amended and Restated Bylaws, copies of which are filed as exhibits to the Company's filings with the Securities and Exchange Commission. For a complete description of the Company's capital stock, you should refer to its Certificate of Incorporation, as amended and its Amended and Restated Bylaws, and applicable provisions of the Delaware General Corporation Law.

General

Epilog's authorized capital stock consists of 50,000,000 shares of Common Stock, $0.0001 par value per share, and 5,000,000 shares of Preferred Stock, $0.0001 par value per share.

As of December 31, 2025, the outstanding shares of Epilog included:

- 39,384,539 shares of Common Stock.

- 0 shares of Preferred Stock.

Common Stock

The amount of the Common Stock authorized is 50,000,000. A total of 39,384,539 is outstanding.

Voting Rights: Each share is entitled to 1 vote.

Material Rights: Dividends, upon the capital stock of the corporation, subject to the applicable provisions, if any, of the Certificate of Incorporation, may be declared by the board of directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in shares of capital stock, subject to the provisions of the Certificate of Incorporation. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purposes as the board of directors shall think conducive to the interest of the corporation, and the board of directors may modify or abolish any such reserve in the manner in which it was created.

Preferred Stock

The amount of Preferred Stock authorized is 5,000,000. A total of 0 are outstanding.

Voting Rights: The voting rights of the Preferred Stock may be determined at time of designation of any such series of Preferred Stock.

Material Rights: The board of directors is expressly authorized to fix by resolution the designations and the powers, preferences and rights, and the qualifications, limitations and restrictions of any series of preferred stock which are permitted by the Delaware General Corporation Law.

RISK FACTORS

The SEC requires that we identify risks that are specific to our business and financial condition. We are still subject to all the same risks that all companies in our business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies.

Risks Related to the Company

The Company has a limited operating history upon which you can evaluate its performance, and has not yet generated profits. Accordingly, the Company's prospects must be considered in light of the risks that any new Company encounters. Epilog was incorporated under the laws of the State of Delaware on June 28, 2010, but did not begin operations until July 2015. The Company has not yet generated sustained profits. The likelihood of its creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business, operation in a competitive industry, and the continued development of its technology and products. The Company anticipates that its operating expenses will increase for the near future, and there is no assurance that it will be profitable in the near future. The Company will only be able to pay dividends on any shares once its directors determine that it is financially able to do so. Epilog Imaging Systems, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that the Company will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. You should consider the business, operations and prospects in light of the risks, expenses and challenges faced as an emerging growth Company.

The Company's Consolidated Financial Statements include a Going Concern Opinion. The Company's consolidated financial statements were prepared on a "going concern" basis. As shown in the accompanying financial statements, the Company has incurred operating losses since inception. As of December 31, 2025, the Company has an accumulated deficit of $5,761,555 and, for the year then ended, incurred a net loss of $945,765 and used $940,247 of cash in operating activities. While the Company had positive working capital of $832,972 at December 31, 2025 following its recent equity financing activities, continuing losses and ongoing cash used by operating activities, together with the Company's dependence on external financing to fund operations, raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence. Achievement of the Company's objectives will be dependent upon the ability to obtain additional financing and generate revenue from current and planned business operations, and control costs. The Company plans to fund its future operations by obtaining additional financing from investors and/or lenders.

If we fail to effectively manage our growth, our business, financial condition, and results of operations could be adversely affected. Epilog Imaging Systems is pursuing growth through the continued development and commercialization of its imaging technologies, software capabilities, and related products and services. As our operations expand, we may face significant challenges in scaling our business, including managing increased operational complexity, integrating new technologies, expanding manufacturing and deployment capabilities, and attracting, retaining, and motivating qualified personnel.

Our future growth may place substantial demands on our management team, operational infrastructure, information technology systems, internal controls, and financial and administrative resources. In addition, the development and deployment of advanced imaging systems may require significant capital expenditures, increased research and development efforts, and the allocation of substantial management attention.

If our systems, procedures, or personnel are inadequate to support our anticipated growth, or if we are unable to effectively manage the expansion of our operations, customer relationships, and product offerings, we may experience operational inefficiencies, delays, increased costs, or reduced customer satisfaction. Any failure to successfully manage our growth could adversely affect our business, financial condition, and results of operations.

We currently rely on a limited number of products and technologies, and our business may not achieve commercial adoption. Epilog Imaging Systems currently derives substantially all of its business focus and growth strategy from a limited number of artificial intelligence-powered imaging, autonomous driving assistance, and vision analytics technologies, including its SideCar, Vortex, and CloseView product lines. As a result, our future success depends heavily on the successful development, commercialization, customer adoption, and continued technological competitiveness of these products and related software platforms. If we are unable to successfully develop, commercialize, scale, and achieve market adoption of our products and technologies, our business, financial condition, results of operations, and prospects could be materially adversely affected.

Our products and technologies are in various stages of development and commercialization, and we may never achieve broad market adoption or commercial success. Epilog Imaging Systems is developing and commercializing multiple artificial intelligence-powered imaging, autonomous driving assistance, and vision forensics technologies, including its SideCar, Vortex, and CloseView product lines. While the Company has made progress in developing, testing, and deploying these technologies, many of the Company's products remain in development, pilot, field testing, demonstration, or early commercialization stages, and there can be no assurance that any product line will achieve widespread market acceptance, technological success, or sustainable revenue generation.

The Company's automotive product line, SideCar, is a retrofit AI driver assistance system designed to integrate with existing vehicle lane keeping assist and adaptive cruise control systems. Although development has progressed from prototype testing to beta deployments beginning in 2023 and limited commercial installations in 2026, with 19 units installed as of May 6, 2026, the product remains in the early stages of commercialization. SideCar depends on the successful integration of hardware, software, artificial intelligence vision processing, driver monitoring systems, and compatibility across multiple vehicle platforms. The Company may encounter technical, regulatory, manufacturing, safety, liability, or scalability challenges that could delay, limit, or prevent broader commercial adoption. In addition, because SideCar is designed to assist rather than replace drivers, any perceived or actual system failure, accident, software error, or safety-related incident could expose the Company to reputational harm, product liability claims, regulatory scrutiny, or reduced customer demand.

The Company is also developing Vortex, an AI-powered video compression and analytics platform intended to support long-term local and cloud-based data archiving and video analytics. Vortex is currently undergoing field testing, and the Company is continuing to develop customer purchasing and subscription infrastructure ahead of a planned commercial launch in the second half of 2026. There can be no assurance that the platform will function as intended, achieve sufficient customer demand, compete effectively in the video cloud storage and analytics markets, or generate recurring subscription revenue.

Similarly, CloseView, the Company's high-resolution AI vision system designed for large-scale monitoring and analytics applications, remains in development and demonstration stages, with pilot deployments anticipated in late 2026. The Company may not successfully complete development, secure customer adoption, or demonstrate sufficient advantages over competing technologies to achieve commercial viability.

The development and commercialization of the Company's technologies require substantial capital, ongoing research and development, manufacturing capabilities, software updates, customer support infrastructure, and the ability to attract and retain highly skilled personnel. The Company may experience delays, cost overruns, supply chain disruptions, cybersecurity risks, software or hardware failures, regulatory developments, or changing market conditions that adversely affect its ability to successfully commercialize its products.

Further, the Company may determine to modify, delay, scale back, or discontinue certain products, technologies, or business initiatives if management believes that market conditions, regulatory developments, technological limitations, financing constraints, or other factors make continued development or commercialization impractical or not in the best interests of the Company and its stockholders. If the Company is unable to successfully develop, deploy, and commercialize its products and technologies, its business, financial condition, results of operations, and prospects could be materially adversely affected.

Delays, cost overruns, or performance issues in the development and commercialization of our products could materially adversely affect our business. The development, testing, manufacturing, and commercialization of the Company's products and technologies, including SideCar, Vortex, and CloseView, involve significant risks and uncertainties. We may experience delays, cost overruns, or operational challenges due to unanticipated technological hurdles, software or hardware integration issues, manufacturing difficulties, supply chain disruptions, design changes, cybersecurity risks, or regulatory requirements.

Our products rely on complex artificial intelligence, imaging, sensor, and analytics technologies that may not perform as expected under real-world operating conditions or achieve anticipated performance targets, customer acceptance, or regulatory compliance. For example, SideCar depends on compatibility with existing vehicle systems, while Vortex and CloseView require reliable video processing, edge computing, and AI analytics capabilities.

Any significant delays, increased costs, product failures, or inability to successfully commercialize our technologies could materially and adversely affect our business, financial condition, results of operations, and future prospects.

The Company relies on third parties to provide services essential to the success of its business. The Company relies on third parties to provide a variety of essential business functions for it, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that the Company will experience delays, defects, errors, or other problems with their work that will materially impact its operations and it may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect the Company's business. As a result, your investment could be adversely impacted by the Company's reliance on third parties and their performance.

The Company's ability to sell its product or service is dependent on outside government regulation which can be subject to change at any time. The Company's ability to sell product is dependent on the outside government regulation such as the NHTSA (National Highway Traffic Safety Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

The Company may not be able to protect its intellectual property. Trademark and copyright litigation have become extremely expensive. Even if the Company believes that a competitor is infringing on one or more of its trademarks or copyrights, the Company might choose not to file suit because it lacks the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because it believes that the cost of enforcing its trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce its trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of its intellectual property, reducing its ability to enter into sublicenses, and weakening the Company's attempts to prevent competitors from entering the market. As a result, if the Company is unable to enforce its trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The Company's success will depend on its ability to secure additional patent protection for its core technologies and be able to enforce those patents. Some patent applications that are pending may not result in issued patents. If any patent application results in an issued patent, that patent may later be invalidated or held unenforceable as patent law changes. Further, the outsourcing of the manufacture of the Company's product may result in the unauthorized exposure of the intellectual property of the Company.

The Company's trademarks, copyrights and other intellectual property could be unenforceable or ineffective. Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around the Company's intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass the Company's trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if the trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The Company's business projections are only projections. There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product, that people think it's a better option than a competing product, or that the Company will be able to provide the service at a level that allows it to make a profit and still attract business.

Future fundraising may affect the rights of investors. In order to expand, the Company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital-raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

The Company's future success is dependent on the continued service of a small executive management team. The Company depends on the skill and experience of a small executive team. Each has a different skill set. The Company's success is dependent on their ability to manage all aspects of the business effectively. Because the Company is relying on its small executive management team, it lacks certain business development resources that may hurt its ability to grow its business. Any loss of key members of the executive team could have a negative impact on the Company's ability to manage and grow its business effectively. The Company does not maintain a key person life insurance policy on any of the members of its senior management team. As a result, the Company would have no way to cover the financial loss if it were to lose the services of its directors or officers. In addition, if the Company is unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely the business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company's management has broad discretion regarding how it may use proceeds from the Company's securities offerings. The Company's success will be substantially dependent upon the discretion and judgment of its management team with respect to the application and allocation of the proceeds of its offerings of securities, including the offering under Regulation Crowdfunding. The Company, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and it will have broad discretion in doing so.

The Company faces significant market competition. The Company will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than Epilog. They may succeed in developing and marketing competing equivalent products earlier than Epilog, or superior products than those developed by the Company. There can be no assurance that competitors will render the Company's technology or products obsolete or that the products developed by the Company will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

The Company could be adversely affected by product liability, personal injury, or other health and safety issues. Manufacturing or design defects, unanticipated use of the Company's products, or inadequate disclosure of risks relating to the use of the products could lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to its products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for its products. Personal injuries relating to the use of its products could also result in product liability claims being brought against the Company. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing its services can lead to injury or other adverse events.

Risks Related to Securities in this Offering

There is no current market for any shares of the Company's stock. Investors acquiring shares of the Company's stock should be prepared to hold this investment for several years or longer. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral.

Risks related to forum selection and jury waivers

Investors the Company may not be entitled to a jury trial with respect to claims arising under the Subscription Agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the Agreement. Investors in the Company will be bound by the Subscription Agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the Agreement, including any claims made under the federal securities laws. By signing the Agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If the Company opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To the Company's knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, the Company believes that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the Agreement, by a federal or state court in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within an agreement is sufficiently prominent such that a party knowingly, intelligently, and voluntarily waived the right to a jury trial. The Company believes that this is the case with respect to the Subscription Agreement. You should consult legal counsel regarding the jury waiver provision before entering into the Subscription Agreement.

If you bring a claim against the Company in connection with matters arising under the Agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under the Agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the Agreement with a jury trial. No condition, stipulation or provision of the Subscription Agreement serves as a waiver by any holder of the Company's securities or by the Company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations, and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the shares, including but not limited to the Subscription Agreement.

Regulation Crowdfunding shares are restricted to a 12-month lock-up period. Regulation Crowdfunding shares are restricted to a 12-month lock-up period, and therefore shares sole pursuant to Regulation Crowdfunding cannot be traded on a public exchange during this time.

What it Means to be a Minority Holder

As an investor in the Company's shares of Common Stock, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this Company pursuant to Regulation Crowdfunding, may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

An investor's stake in a Company could be diluted due to the Company issuing additional shares (including upon the conversion of convertible securities). In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger Company. This increase in number of shares outstanding could result from a stock offering (such as the Regulation A Offering, an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2022 Jane invests $20,000 for shares that represent 2% of a Company valued at $1 million.
- In December the Company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the Company but her stake is worth $200,000.
- In June 2023 the Company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the Company and her stake is worth $26,660.

Transfer Restrictions – Regulation Crowdfunding

Securities purchased through a Regulation Crowdfunding offering, including any securities into which they convert, are not freely transferable for one year after the date of purchase of the securities, except in the case where they are transferred:

1. To the Company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the Commission
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser.

REGULATORY INFORMATION

Annual Reports

The Company is required to file a report electronically with the SEC annually and post the report on its website no later than 120 days after its fiscal year end (December 31). Once posted, the annual report may be found on the Company's website at www.epilog.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1)   it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000;

(3)   it has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   it liquidates or dissolves its business in accordance with state law.

Regulation A

Epilog is required to make annual and semi-annual filings with the SEC. The Company makes annual filings on Form 1-K, which will be due by the end of April each year and will include audited financial statements for the previous fiscal year. The Company will make semiannual filings on Form 1-SA, which will be due by September 28 each year, which will include unaudited financial statements for the six months to June 30. The Company will also file a Form 1-U to announce important events such as the loss of a senior officer, a change in auditors or certain types of capital-raising. We will be required to keep making these reports unless we file a Form 1-Z to exit the reporting system, which we will only be able to do if we have less than 300 stockholders of record and have filed at least one Form 1-K.

All these filings will be available on the SEC's EDGAR filing system. You should read all the available information before investing.

Compliance Failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of Epilog Imaging Systems, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Epilog Imaging Systems, Inc. ("the Company") as of December 31, 2025 and 2024, and the related consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has limited working capital and an accumulated deficit. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Assure CPA, LLC/

We have served as the Company's auditor since 2025.

Spokane, Washington
May 6, 2026

EPILOG IMAGING SYSTEMS, INC.
CONSOLIDATED BALANCE SHEETS

	December 31, 2025	December 31, 2024
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 1,458,110	$ 20,954
Other current assets	7,250	4,500
TOTAL CURRENT ASSETS	1,465,360	25,454
PROPERTY AND EQUIPMENT, NET (NOTE 3)	70,721	62,855
OPERATING LEASE RIGHT OF USE ASSET (NOTE 7)	246,751	-
SECURITY DEPOSIT	15,170	2,170
INTANGIBLE ASSETS, NET (NOTE 4)	235,714	262,105
TOTAL ASSETS	$ 2,033,716	$ 352,584
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
CURRENT LIABILITIES:		
Accounts payable	$ 130,386	$ 166,786
Accrued liabilities	43,861	24,795
Accrued interest payable to shareholder (NOTE 6)	108,026	105,748
Due to related parties (NOTE 6)	24,757	24,757
Current portion of operating lease liabilities (NOTE 7)	97,833	-
Shareholder advance (NOTE 6)	227,525	227,525
TOTAL CURRENT LIABILITIES	632,388	549,611
Operating lease liabilities, net of current portion (NOTE 7)	148,918	-
TOTAL LIABILITIES	781,306	549,611
COMMITMENTS AND CONTINGENCIES (NOTES 8 and 9)	-	-
STOCKHOLDERS' EQUITY (DEFICIT)		
Preferred Stock, $0.0001 par value, authorized 5,000,000 shares; none issued and outstanding	-	-
Common Stock, $0.0001 par value, authorized 50,000,000 shares; 39,384,539 and 33,332,794 shares issued and outstanding as of December 31, 2025 and 2024, respectively	3,938	3,333
Additional paid-in capital	7,227,912	4,657,777
Subscriptions receivables	(217,885)	(42,347)
Accumulated deficit	(5,761,555)	(4,815,790)
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	1,252,410	(197,027)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 2,033,716	$ 352,584

The accompanying notes are an integral part of these consolidated financial statements.

EPILOG IMAGING SYSTEMS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the years ended	
	December 31, 2025	December 31, 2024
OPERATING EXPENSE		
General and administrative	$ 85,569	$ 46,598
Marketing and investor awareness	433,251	113,693
Payroll and benefits	67,017	76,783
Research and development	70,440	70,163
Depreciation and amortization	45,152	73,538
Other operating expenses	252,539	146,937
Gain on sale of equipment	(8,828)	(4,143)
TOTAL OPERATING EXPENSES	945,140	523,569
LOSS FROM OPERATIONS	(945,140)	(523,569)
OTHER INCOME (EXPENSE)		
Interest expense	(6,932)	(8,226)
Other income	6,307	528
TOTAL OTHER INCOME (EXPENSE)	(625)	(7,698)
NET LOSS BEFORE INCOME TAXES	(945,765)	(531,267)
Provision (benefit) for income tax	-	-
NET LOSS	$ (945,765)	$ (531,267)
Basic and diluted loss per share	$ (0.03)	$ (0.02)
Basic and diluted weighted average number shares	35,406,186	33,206,402

The accompanying notes are an integral part of these consolidated financial statements.

EPILOG IMAGING SYSTEMS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
For the years ended December 31, 2025 and 2024

	Common stock		Additional Paid-in Capital	Subscription Receivables	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares Issued	Par Value $0.0001 per share				
BALANCE, December 31, 2023	33,063,350	$ 3,306	$4,468,428	$ (25,883)	$ (4,284,523)	$ 161,328
Shares issued for cash	269,444	27	300,325	(16,464)	-	283,888
Share issuance costs	-	-	(110,976)	-	-	(110,976)
Net loss	-	-	-	-	(531,267)	(531,267)
BALANCE, December 31, 2024	33,332,794	$ 3,333	$4,657,777	$ (42,347)	$ (4,815,790)	$ (197,027)
Shares issued for cash	6,051,745	605	2,904,376	(175,538)	-	2,729,443
Share issuance costs	-	-	(334,241)	-	-	(334,241)
Net loss	-	-	-	-	(945,765)	(945,765)
BALANCE, December 31, 2025	39,384,539	$ 3,938	$7,227,912	$ (217,885)	$ (5,761,555)	$ 1,252,410

The accompanying notes are an integral part of these consolidated financial statements.

EPILOG IMAGING SYSTEMS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended	
	December 31, 2025	December 31, 2024
OPERATING ACTIVITIES:		
Net loss	$ (945,765)	$ (531,267)
Adjustments to reconcile net loss to net cash used by operating activities		
Amortization of intangible assets	32,903	43,622
Depreciation of property and equipment	12,249	29,916
Gain on sale of equipment	(8,828)	(4,143)
Changes in operating assets and liabilities:		
Other current assets	(2,750)	11,715
Security deposit	(13,000)	2,170
Accounts payable	(36,400)	129,361
Accrued liabilities	19,066	(6,982)
Accrued interest payable to shareholder	2,278	2,277
Due to related parties	-	9,306
Net cash used by operating activities	(940,247)	(314,025)
INVESTING ACTIVITIES:		
Purchase of intangible assets	(6,512)	(28,042)
Purchase of property and equipment	(54,287)	-
Proceeds from sale of property and equipment	43,000	25,000
Net cash used by investing activities	(17,799)	(3,042)
FINANCING ACTIVITIES:		
Proceeds from sale of common stock, net of issuance costs	2,395,202	172,912
Net cash provided by financing activities	2,395,202	172,912
Net increase (decrease) in cash and cash equivalents	1,437,156	(144,155)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	20,954	165,109
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 1,458,110	$ 20,954
NON-CASH INVESTING AND FINANCING ACTIVITES:		
Right of use assets obtain in exchange for new operating lease liabilities	$ 269,493	$ -

The accompanying notes are an integral part of these consolidated financial statements.

EPILOG IMAGING SYSTEMS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025 and 2024

NOTE 1 – NATURE OF OPERATIONS

Epilog Imaging Systems, Inc. was incorporated on June 28, 2010, in the state of Delaware. The Company's headquarters are located in San Jose, California.

Epilog was founded with the goal of using robotics and computer vision to help humans with repetitive/robotic tasks. Specifically, the Company develops artificial intelligence ("AI") vision products related to automobiles, self-driving, and the transportation industry. The Company is seeking to bring human quality, AI based vision driver assistance technology to millions of cars already on the road today (mobile solution) as well as queue management system for monitoring the flow of people and vehicles (stationary solution). The Company's products offer exceptionally high image quality AI in compact and cost-efficient devices, best suited to monitoring large spaces, for example, highways, transportation hubs, parking lots and arenas.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

This summary of significant accounting policies is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Consolidation

These consolidated financial statements include the results of Epilog Imaging Systems, Inc and its wholly owned subsidiary Aperis AI. All intercompany transactions, balances, and expenses have been eliminated.

Going Concern

As shown in the accompanying financial statements, the Company has incurred operating losses since inception. As of December 31, 2025, the Company has an accumulated deficit of $5,761,555 and, for the year then ended, incurred a net loss of $945,765 and used $940,247 of cash in operating activities. While the Company had positive working capital of $832,972 at December 31, 2025 following its recent equity financing activities, continuing losses and ongoing cash used by operating activities, together with the Company's dependence on external financing to fund operations, raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence. Achievement of the Company's objectives will be dependent upon the ability to obtain additional financing and generate revenue from current and planned business operations, and control costs. The Company plans to fund its future operations by obtaining additional financing from investors and/or lenders.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements, and the reported amounts of expenses during the reporting period. Significant areas requiring the use of management assumptions and estimates relate to depreciable lives of property and equipment, amortization lives of intangible assets, and long-lived asset impairments. Actual results could differ from these estimates and assumptions and could have a material effect on the Company's reported financial position and results of operations.

Reclassifications

Certain reclassifications have been made to conform the amounts presented in the December 31, 2024 financial statements to the current presentation. These reclassifications have no effect on the results of operations, stockholders' equity and cash flows as previously reported.

Risks and Uncertainties

As of December 31, 2025, the Company has not commenced full scale operations. The Company's activities since inception have consisted of service and business development. Once the Company commences its planned full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business; recessions, downturns, changes in local competition or market conditions; governmental policy changes; or a host of other factors beyond the Company's control. Any of these adverse conditions could negatively impact the Company's financial position.

Cash and Cash Equivalents

The Company maintains the majority of its cash accounts at a commercial bank. The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. No losses have been recognized related to the amount in excess of FDIC limit. The total cash balance is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per commercial bank, at times the Company may exceed the FDIC limits.

Property and Equipment

Equipment is stated at cost. Significant improvements are capitalized. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter. Maintenance and repairs are charged to operations as incurred. Gains or losses on disposition or retirement of property and equipment are recognized in the year of disposal as operating expenses.

Estimated useful lives for property and equipment are as follows:

Category	Useful life
Furniture and equipment	7 years
Vehicles	5 years
Warehouse equipment	5 years
Building improvements	5 years

Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. If events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable, the Company compares the carrying amount of the asset group to future undiscounted net cash flows, excluding interest costs, expected to be generated by the asset group and their ultimate disposition. If the sum of the undiscounted cash flows is less than the carrying value, the impairment to be recognized is measured by the amount by which the carrying amount of the asset group exceeds the fair value of the asset group.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2025 and December 31, 2024, the Company recognized $133,636 and $59,518, respectively in advertising costs, which are included within "Marketing and Investor Awareness" on the consolidated statements of operations.

Intangibles

Intangible assets purchased or developed by the Company are recorded at cost. Intangible assets, consisting of patents, trademarks, and website, are recognized when it is probable that the expected future economic benefits attributable to the asset will flow to the Company. Intangible assets are initially measured at cost, which includes expenditures directly attributable to preparing the asset for its intended use (e.g., legal fees, registration fees). Patents, trademarks, and website are considered to have finite useful lives and are subject to systematic amortization. Amortization is calculated using the straight-line method over the estimated useful lives of the respective assets. The estimated useful life is determined based on legal, regulatory, or contractual provisions, or other factors that limit the asset's period of benefit. For patents, trademarks, and websites under development or awaiting issuance, no amortization is recognized until the patent or trademark is legally issued, registered, or placed in service and ready for use. Costs incurred prior to this point are capitalized as part of the asset's cost.

Estimated useful lives for intangibles are as follows:

Category	Useful life
Website	5 years
Trademark	10 years
Patent	10-17 years

Fair Value Measurements

When required to measure assets or liabilities at fair value, the Company uses a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used. The Company determines the level within the fair value hierarchy in which the fair value measurements in their entirety fall. The categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Level 1 uses quoted prices in active markets for identical assets or liabilities, Level 2 uses significant other observable inputs, and Level 3 uses significant unobservable inputs. The amount of the total gains or losses for the period are included in earnings that are attributable to the change in unrealized gains or losses relating to those assets and liabilities still held at the reporting date.

At December 31, 2025 and 2024, the Company had no assets or liabilities accounted for at fair value on a recurring basis.

Contingencies

In determining accruals and disclosures with respect to loss contingencies, the Company evaluates such accruals and contingencies for each reporting period. Estimated losses from loss contingencies are accrued by a charge to income when information available prior to issuance of the financial statements indicates that it is probable that a liability could be incurred, and the amount of the loss can be reasonably estimated. Legal expenses associated with the contingency are expensed as incurred. If a loss contingency is not probable or reasonably estimable, disclosure of the loss contingency is made in the financial statements when it is at least reasonably possible that a material loss could be incurred.

Earnings per share

Basic Earnings Per Share ("EPS") is computed as net income (loss) available to common stockholders divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options and warrants.

For the years ended December 31, 2025 and 2024, respectively, the Company has no such dilutive instruments.

Research and Development

Research and development ("R&D") costs are expensed as incurred. R&D expenses consist primarily of personnel-related costs as well as third-party consulting fees, laboratory supplies, and allocated overhead.

The Company's R&D activities currently focus on the design and testing. Costs associated with the development of prototypes and the establishment of technological feasibility are expensed until the criteria for capitalization—such as reaching the application development stage for software—are met. To date, no R&D costs have been capitalized.

Share-Based Compensation

All transactions in which goods or services are received for the issuance of shares of the Company's common stock are accounted for based on the fair value of the common stock issued, which is typically based on the most recent equivalent price per share sold for cash.

Segment reporting

The Company operates as a single operating segment associated with the research and development of various products. All financial information is presented on a consolidated basis and reviewed by the Company's Chairman of the Board as the Chief Operating Decision Maker (CODM). The CODM uses net loss, as presented in the consolidated statement of operations, to assess segment performance and allocate resources. The measure of segment assets is reported on the consolidated balance sheet as total assets.

Income Taxes

The Company accounts for income taxes using the liability method. The liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of (i) temporary differences between financial statement carrying amounts of assets and liabilities and their basis for tax purposes and (ii) operating loss and tax credit carryforwards for tax purposes. Deferred tax assets are reduced by a valuation allowance when management concludes that it is more likely than not that a portion of the deferred tax assets will not be realized in a future period.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Equity Issuance Costs

Direct costs incurred in connection with the issuance of the Company's equity securities are deferred until the completion of the offering. Such costs primarily consist of legal, accounting, printing, and underwriting fees. Upon the successful completion of an equity offering, these costs are recorded as a reduction of Additional Paid-in Capital (APIC) within the Consolidated Balance Sheets. Costs related to abandoned offerings are expensed to operations in the period the abandonment occurs.

Costs associated with general investor awareness activities, including roadshows, investor conferences, promotional materials, and other outreach to prospective investors that cannot be directly attributed to a specific equity offering, are expensed as incurred and included in Marketing and Investor Awareness within the Consolidated Statements of Operations.

New Accounting Pronouncements

Accounting Standards Updates Adopted

In December 2023, the FASB issued Accounting Standards Update ("ASU") 2023-09, Income Taxes (Topic 740): Improvement to Income Tax Disclosures, amending income tax disclosure requirements for the effective tax rate reconciliation and income taxes paid. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. The Company adopted the new standard effective December 31, 2025 retrospectively for all periods presented. The new standard did not impact our financial statements.

Accounting Standards Updates Issued but not yet adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires disclosure about the types of costs and expenses included in certain expense captions presented on the income statement. The new disclosure requirements are effective for the Company's annual periods for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted, and may be applied either prospectively or retrospectively. The Company is currently evaluating the ASU to determine the impact on its financial statements and disclosures.

Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its financial condition, results of operations, cash flows or disclosures.

NOTE 3 – PROPERTY AND EQUIPMENT

The following is a summary of the Company's property and equipment at December 31, 2025 and December 31, 2024.

	December 31, 2025	December 31, 2024
Furniture and equipment	$ 92,611	$ 92,611
Vehicles	81,229	104,725
Warehouse equipment	9,902	9,902
Building improvements	5,000	5,000
Property and equipment, at cost	188,742	212,238
Accumulated depreciation	(118,021)	(149,383)
TOTAL PROPERTY AND EQUIPMENT	$ 70,721	$ 62,855

During the year ended December 31, 2025, the Company sold two vehicles to a related party who is both an officer and director of the Company Board of Directors with an original cost of $77,783 and accumulated depreciation of $43,611, for cash proceeds of $43,000, resulting in a gain on sale of $8,828 recognized within operating expenses on the consolidated statements of operations. The Company also acquired an additional vehicle for $54,287 during 2025

Depreciation expense for property and equipment for the years ended December 31, 2025 and 2024, were in the amount of $12,249 and $29,916, respectively.

NOTE 4 – INTANGIBLE ASSETS

The following is a summary of the Company's intangible assets at December 31, 2025 and December 31, 2024

	December 31, 2025	December 31, 2024
Website	$ 10,000	$ 10,000
Trademarks issued	17,395	17,395
Patents issued	295,318	314,329
Intangible assets, at cost	322,713	341,724
Accumulated amortization	(99,918)	(205,450)
	222,795	136,274
Trademarks pending	12,919	9,805
Patents pending	-	116,026
TOTAL INTANGIBLE ASSETS	$ 235,714	$ 262,105

Amortization expenses for intangible assets for the fiscal years ended December 31, 2025, and December 31, 2024, were $32,903 and $43,622, respectively.

Estimated amortization expense for the years subsequent to December 31, 2025 is as follows:

Year ending	
December 31, 2026	$ 21,324
December 31, 2027	21,009
December 31, 2028	20,981
December 31, 2029	20,981
Thereafter	138,500
TOTAL	$ 222,795

NOTE 5 – INCOME TAXES

No benefit (provision) has been recognized for the years ended December 31, 2025 and 2024 due to continued operating losses incurred by the Company.

A reconciliation between the statutory federal income tax rate and the Company's tax provision (benefit) is as follows:

	December 31, 2025		December 31, 2024	
Income tax benefit computed using the statutory rate	$ (198,611)	(21.0)%	$ (111,566)	(21.0)%
California state income tax, net of federal income tax effect	-	-%	-	-%
Valuation allowance	197,473	20.9%	96,737	18.2%
Nondeductible item: meal and entertainment expense	1,138	0.1%	14,829	2.8%
TOTAL INCOME TAX PROVISION (BENEFIT)	$ -	-	$ -	-

The state income tax category is primarily driven by California state taxes and includes the impact of a full valuation allowance.

The significant components of the Company's net deferred tax assets are as follows:

	December 31, 2025	December 31, 2024
Net operating loss carryforward	$ 1,595,583	$ 1,328,401
Property and equipment	(19,791)	(15,774)
	1,575,792	1,312,627
Valuation allowance	(1,575,792)	(1,312,627)
NET DEFERRED TAX ASSETS	$ -	$ -

Deferred income taxes arise from timing differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. A deferred tax asset valuation allowance is recorded when it is more likely than not that deferred tax assets will not be realized. As management of the Company cannot determine that it is more likely than not that the Company will realize the benefit of the net deferred tax assets, a valuation allowance equal to 100% of the deferred tax assets has been recorded at December 31, 2025 and 2024.

At December 31, 2025, the Company had federal and state net operating loss carry forwards of approximately $5,600,000. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will continue indefinitely. State net operating loss carryforward expires in 2040 to 2044.

The Company has evaluated all tax positions for open years and has concluded that they have no material unrecognized tax benefits or penalties. It is not anticipated that unrecognized tax benefits would significantly increase or decrease within 12 months of the reporting date. The Company recognizes interest and penalties related to unrecognized tax benefits in interest expense and penalties within operating expenses. The Company's federal income tax returns for fiscal years 2023 through 2025 remain open and subject to examination. Tax attributes from prior years can be adjusted during an IRS audit.

NOTE 6 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2020, the Chief Executive Officer, Director and largest shareholder of the Company advanced funds for operations. As of December 31, 2025, and December 31, 2024, the amount of advance outstanding was $227,525 and is recorded under Shareholder advance on the consolidated balance sheets. These advances accrue interest at the minimum federal statutory rate. The accrued interest balance on December 31, 2025, and December 31, 2024, was $108,026 and $105,748, respectively. Interest expense, related party for the years ended December 31, 2025 and 2024, was $2,278 and $2,277, respectively.

The Company leased office and warehouse space from a related party who is both an officer and director of the Company Board of Directors. For the years ended December 31, 2025 and 2024, the Company recognized lease costs of $54,000 and $58,000, respectively, which is included within "Other operating expenses" on the consolidated statements of operations.

Payables to the officers of the Company for liabilities in the course of business, as of December 31, 2025, and December 31, 2024, amounted to $24,757 and $24,757, respectively, and is included in "Due to related parties" on the consolidated balance sheets.

NOTE 7 – LEASES

San Carlos Operating Lease

The Company leases approximately 2,400 rentable square feet of office and laboratory space in San Francisco, California, used for software development and prototyping (the "San Carlos lease"). The San Carlos lease was executed on August 7, 2025 under a sublease agreement with a third-party sublessor. The San Carlos lease commenced on September 1, 2025 and has a non-cancelable term of 24 months, expiring on August 31, 2027. The Company's right to use the leased space is subordinate to the sublessor's interest under a master lease with the underlying landlord, which extends through February 28, 2028.

The lease provides for fixed monthly rent of $6,500 payable in advance on the first day of each month, with no rent escalations for a total payment of $156,000 over the life of the lease. The Company utilized a discount rate of 7.5% which approximates the Company's incremental borrowing rate as the implicit rate in the lease was not readily available. The Company does not have a renewal option, a purchase option, or any residual value guarantee under the lease. The 1-year extension option held by the sublessor under the master lease is personal to the sublessor and cannot be exercised by the Company. The Company is required to pay utilities and other operating costs of the premises directly to third parties; these payments are not included in lease consideration. The Company recorded a right of use asset at the inception of the San Carlos lease in the amount of $145,349.

During the year ended December 31, 2025, the Company recognized $26,000 of lease expense related to this lease in "Other operating expenses" in the Consolidated Statements of Operations. Cash paid for this lease was $22,741, all of which was classified within operating cash flows. The Company made a security deposit payment of $13,000 at the inception of the lease. There were no payments made or expense recorded for this lease in 2024.

Dubois Operating Lease

The Company leases its principal office and research-and-development facility under a single non-cancelable operating lease for approximately 1,200 square feet of second-floor space at 155 Dubois Street, Suite D, Santa Cruz, California. The lease was executed on December 15, 2025. The lease term began January 1, 2026 and expires December 31, 2029. The lease provides for fixed monthly rent that escalates annually at approximately 3.0% and contains no renewal option, no purchase option, no residual value guarantee, and no variable lease payments tied to an index or rate. The Company is responsible for its own utilities, interior maintenance, and tenant improvements; common area maintenance, building insurance, and real estate taxes are paid by the Landlord.

The lease provides for fixed monthly rent of $2,860 payable in advance on the first day of each month, with annual escalations for a total payment of $143,579 over the life of the lease. The Company utilized a discount rate of 7.5% which approximates the Company's incremental borrowing rate as the implicit rate in the lease was not readily available. The Company recorded a right of use asset at the inception of the Dubois lease in the amount of $124,144.

There were no payments made or expense recorded for this lease during the years ended December 31, 2025 nor December 31, 2024.

The following table summarizes expense and cash payments for operating leases during the year ended December 31, 2025:

	San Carlos lease	Dubois lease	Total for year ended December 31, 2025
Operating lease expense	$ 26,000	$ -	$ 26,000
Cash paid for operating lease liability	22,741	-	22,741
Cash paid for security deposit	13,000	-	13,000

The following table contains the weighted average remaining lease term and discount rate for operating leases as of December 31, 2025:

	San Carlos lease	Dubois lease	As of December 31, 2025
Weighted average remaining lease term (years)	1.67	4.00	2.84
Weighted average discount rate	7.5%	7.5%	7.5%

The future minimum lease payments under non-cancelable operating leases as of December 31, 2025, reconciled to the present value of operating lease liabilities recognized on the balance sheet, were as follows:

Year ending December 31,	San Carlos lease	Dubois lease	Total for year ended December 31, 2025
2026	$ 78,000	$ 34,320	$ 112,320
2027	52,000	35,352	87,352
2028	-	36,408	36,408
2029	-	37,499	37,499
Thereafter	-	-	-
Total operating lease payments	130,000	143,579	273,579
Less: discount on lease liability	(7,392)	(19,436)	(26,828)
Total operating lease liability	122,608	124,143	246,751
Less: current portion of operating lease liability	(71,724)	(26,109)	(97,833)
Non-current operating lease liability	$ 50,884	$ 98,034	$ 148,918

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company may be subject to various legal proceedings and claims that arise in the ordinary course of its business. The Company believes that the amount, if any, of ultimate liability with respect to legal actions will be insignificant. For the years ended December 31, 2025 and 2024, the Company has not identified or recognized any such liabilities.

NOTE 9 – STOCKHOLDERS' EQUITY

Common Stock

On February 4, 2025, the Company effected a two for one (2:1) stock split of its issued and outstanding shares of common stock. In connection with the split, all shares of common stock, per-share and amounts for all periods presented have been adjusted retrospectively to reflect this stock split. The stock split did not impact the total stockholders' equity or the par value per share, however, did increase the number of authorized shares of common stock from 25,000,000 to 50,000,000.

On September 14, 2020, the Company's Board of Directors approved an annual allocation of shares of common stock to be awarded to key individuals. The issuance of these shares is subject to the formal adoption and approval of an equity share award plan. As of December 31, 2025, and 2024, the Company had not yet approved a formal plan; therefore, no grant date has been established, no shares have been issued, and no compensation expense has been recognized in the accompanying financial statements. For the years ended December 2025 and 2024, the Company allocated 2,175,000 and 1,250,000, respectively. At December 31, 2025 and 2024, total allocated shares are 9,948,334 and 7,773,334, respectively.

For the year ended December 31, 2024, the Company issued 269,444 shares of its common stock in conjunction with its Reg CF securities offering for $172,912, net of issuance costs of $110,976.

For the year ended December 31, 2025, the Company issued a total of 6,051,745 shares of its common stock in conjunction with its Reg CF securities offering for $2,395,202, net of issuance costs of $334,241.

As of December 31, 2025 and 2024, the Company had outstanding stock subscriptions receivables of $217,885 and $42,347, respectively.

Preferred Stock

The Company is authorized to issue 5,000,000 shares of preferred stock with a par value of $0.0001. As of December 31, 2025, and December 31, 2024, no preferred shares have been issued nor outstanding.

NOTE 10 – SUBSEQUENT EVENTS

Subsequent to December 31, 2025, the Company issued 2,046,347 shares of its common stock in conjunction with its Reg CF securities offering for gross proceeds of $1,044,913.

SIGNATURES

Pursuant to the requirements of Regulation Crowdfunding, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EPILOG IMAGING SYSTEMS, INC.

Date: June 2, 2026

/s/ Michael Mojaver

Name: Michael Mojaver
Title: Chief Executive Officer, Principal Executive Officer

Pursuant to the requirements of Regulation Crowdfunding, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Michael Mojaver

Michael Mojaver
Chief Executive Officer, Principal Executive Officer,
and Director
Date: June 2, 2026

/s/ Kelly Stopher

Kelly Stopher
Chief Financial Officer and Principal Accounting
Officer
Date: June 2, 2026

/s/ Lance Mojaver

Lance Mojaver
Chief Technology Officer and Director
Date: June 2, 2026

/s/ Rony Greenberg

Rony Greenberg
Director
Date: June 2, 2026